UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and Proximity

EARNINGS RELEASE

SECOND QUARTER 2017

edenor

Buenos Aires, Argentina, August 11, 2017. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, announces its results for the second quarter of 2017. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”). Solely for the convenience of the reader, Peso amounts as of and for the quarter ended on June 30, 2017 have been translated into USD at the selling price quoted by Banco de la Nación Argentina of ARS 16.63 per USD.

HIGHLIGHTS

Corporate Regulatory Assets and Liabilities

On April 26, 2017, the Secretariat of Electric Energy (“SEE”) issued Note No. 2016-01193748 under the instruction of the Ministry of Energy and Mining (“MEyM”) requiring the Company to provide all relevant information aiming to determine whether there are still pending obligations regarding the Adjustment Agreement and until the entry into force of the tariff schemes resulting from the Integral Tariff Review (“RTI”) and, if applicable, the treatment to be afforded to such obligations.

In response to this note, on May 11, 2017 Edenor submitted a report of damages, with values adjusted as of January 31, 2017, including the recognition of compensations for damages resulting from the breaches of the Adjustment Agreement by the National Government, not only regarding the Integral Tariff Review but also the Transition Tariff Schedule.

In this report, Edenor provides a detail of the receivables for damages sustained from the breach of the Agreements in force by the National Government, the allocation of the amounts received and/or the transfers made by the National Government pursuant to SEE Resolutions No. 250/2013 and 32/2015 and MEyM Resolution No.7/2016, and the Liabilities incurred by the Company as a result of the tariff lag and the deterioration of its economic and financial situation.

Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free-of-charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and who require medical equipment to avoid risks in their lives or health. The law provides that the account holder of the service or someone who lives with him/her (a cohabitant) and is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists of the recognition of the entire amount of the power bill.

On July 26, 2017, the ENRE issued Resolution No. 292 providing that those discounts are to be made as from the effective date of the aforementioned law, and instructing CAMMESA to implement those discounts in its billing to distribution companies. The amounts paid by customers for the bills that fall within the scope of this Resolution will be made available within the stipulated time limits.

ENRE Resolution No. 329/2017

On July 27, 2017 the ENRE issued Resolution No. 329, which sets forth the procedure applicable to the billing of deferred revenues. Such amounts will be adjusted as of February 2018 by applying the “Methodology for the Redetermination of the Company’s Recognized Own Distribution Costs” set forth in caption c2) of Sub-Appendix II to ENRE Resolution No. 63/17.

As of June 30, 2017, the amount arising from deferred revenues and not recognized by the Company in its financial statements amounts approximately to ARS 2,315.5 million.

Framework Agreement

On August 3, 2017, the Company and the National and Provincial Governments executed an extension to the Framework Agreement until September 30, 2017. The execution of this extension represents the recognition of revenues in favor of the Company related to the distribution of electricity to low-income neighborhoods and shantytowns for the January 1, 2015 - June 30, 2017 period in the amount of ARS 203 million.

SECOND QUARTER 2017 OPERATING FIGURES

	1st Semester			2nd Quarter
In millon of Pesos	2017	2016	Δ%	2017	2016	Δ%
Revenue from sales	11,118.3	5,707.1	94.8%	5,751.6	2,717.0	111.7%
Energy purchases	(5,810.5)	(2,769.7)	109.8%	(3,277.0)	(1,452.4)	125.6%
Gross margin	5,307.7	2,937.5	80.7%	2,474.7	1,264.7	95.7%
Operating expenses	(3,921.3)	(4,432.8)	(11.5%)	(2,045.4)	(2,591.3)	(21.1%)
Other operating expenses	(271.1)	(226.9)	19.4%	(130.5)	(121.4)	7.5%
Results due to Resolutions	-	508.6	N/A	-	(3.9)	N/A
Net operating income (loss)	1,115.4	(1,213.6)	191.9%	298.8	(1,451.9)	120.6%
Financial Results, net	(587.5)	(677.9)	(13.3%)	(427.4)	(227.2)	(88.1%)
Income Tax	(159.1)	706.1	N/A	76.0	618.7	N/A
Net income (loss)	368.8	(1,185.5)	131.1%	(52.6)	(1,060.4)	95.0%

Revenues from services increased by 111.7%, to ARS 5,751.6 million, in the second term of 2017, against ARS 2,717.0 million for the same period in 2016, mainly due to the application of the first stage of the tariff increase effective as from February 1, 2017 following the implementation of the Integral Tariff Review (“RTI”) under ENRE Resolution No. 63/2017. The financial impact resulting from the gradualness in the recognition of VAD adjustments has not been yet disclosed by the Company in its financial statements, which amounts to approximately ARS 2,315.5 million for the February 1, 2017 - June 30, 2017 period and which will be incorporated into the Company’s Own Distribution Costs as from February 2018.

Additionally, ARS 203.0 million was acknowledged for the execution of the extension to the Framework Agreement for the distribution of electricity to low-income neighborhoods and shantytowns for the January 1, 2015 - June 30, 2017 period.

This increase in revenues has been partially offset by a 6.8% decrease in the volume of energy sales, which reached 5,330 GWh in the second term of 2017, against 5,719 GWh for the same period in 2016, mainly attributable to a 12.0% decrease in the demand by residential users, as well as a 6.7% decrease in the demand by small and medium commercial users. As regards the residential demand, the lower consumption is mainly due to weather conditions, as during the months of May and June temperatures were on average 3º C higher than in 2016, with a lower occurrence of extremely low temperatures. Furthermore, the decrease in consumption by commercial customers is mainly attributable to a slight fall in the economic activity in certain sectors and a more rational use of energy. Besides, Edenor’s customer base increased by 1.8%.

	Energy sales					Customers
	2Q 2017		2Q 2016		Δ%	At 06/30/2017	At 06/30/2016	Δ%
	Gwh	%	Gwh	%
Residential	2,283	42.8%	2,593	45.3%	(12.0%)	2,529,708	2,480,236	2.0%
Small commercial	424	7.9%	461	8.1%	(8.1%)	328,296	325,268	0.9%
Medium commercial	421	7.9%	444	7.8%	(5.2%)	34,518	34,701	(0.5%)
Industrial	893	16.8%	895	15.6%	(0.1%)	6,872	6,778	1.4%
Wheeling System	976	18.3%	990	17.3%	(1.4%)	707	714	(1.0%)
Others
Public lighting	201	3.8%	195	3.4%	3.1%	21	21	0.0%
Shantytowns and others	132	2.5%	141	2.5%	(6.7%)	427	402	6.2%
Total	5,330	100%	5,719	100%	(6.8%)	2,900,549	2,848,120	1.8%

Energy purchases increased by 125.6%, to ARS 3,277.0 million, in the second term of 2017, against ARS 1,452.4 million for the same period in 2016, mainly due to an approximate 176% increase in the purchase average price resulting from the entry into force of the new seasonal prices for electricity set forth by SEE Resolution 20-E/2017. The reference seasonal price for residential users still has an approximate 50% subsidy taking into consideration the system’s average generation cost. Additionally, even though the energy loss rate decreased by 17.2% in 2T17, against 18.2% in 2T16, its associated costs increased by 100% following the application of the new seasonal price for its determination.

Operating expenses decreased by 21.1%, to ARS -2,045.4 million, in 2T17 against ARS -2,591.3 million in 2T16, mainly due to a ARS 809.8 million decrease in penalties resulting from changes introduced by ENRE Note No. 125.248 both in the calculation methodology and in the criteria for the adjustment of penalties. This effect was partially offset by a ARS 75.7 million increase in salaries, social security taxes and pension plans as a result of the 6% salary increase granted in March 2017; a ARS 40.1 million increase in the allowance for the impairment of trade and other receivables as a result of the tariff increase pursuant to Resolution No. 63/2017, and a ARS 46.5 million increase in fees and remuneration for services, mainly attributable to the incorporation of the meter reading personnel into the Luz y Fuerza union agreement.

	1st Semester			2nd Quarter
In million of pesos	2017	2016	Δ%	2017	2016	Δ%
Salaries, social security taxes	(1,958.5)	(1,558.8)	25.6%	(917.0)	(845.9)	8.4%
Pensions Plans	(50.3)	(41.3)	21.9%	(25.2)	(20.6)	21.9%
Communications expenses	(110.0)	(69.4)	58.4%	(60.0)	(45.6)	31.6%
Allowance for the impairment of trade and other receivables	(124.4)	(44.6)	178.8%	(74.0)	(33.9)	118.1%
Supplies consumption	(160.6)	(156.4)	2.6%	(100.2)	(77.2)	29.7%
Leases and insurance	(54.5)	(42.7)	27.7%	(29.8)	(23.0)	29.7%
Security service	(75.4)	(56.3)	34.1%	(38.5)	(26.7)	44.4%
Fees and remuneration for services	(759.2)	(591.7)	28.3%	(387.2)	(340.8)	13.6%
Public relations and marketing	(9.2)	(7.1)	30.8%	(5.5)	(4.3)	28.1%
Advertising and sponsorship	(4.8)	(3.6)	30.8%	(2.8)	(2.2)	28.1%
Reimbursements to personnel	(0.3)	(1.0)	(63.9%)	(0.2)	(0.5)	(65.0%)
Depreciation of property, plant and equipment	(199.9)	(167.1)	19.6%	(102.5)	(85.2)	20.2%
Directors and Supervisory Committee members’ fees	(6.2)	(2.9)	114.6%	(3.3)	(1.6)	109.0%
ENRE penalties	(285.0)	(1,631.8)	(82.5%)	(236.6)	(1,046.4)	(77.4%)
Taxes and charges	(120.7)	(55.0)	119.4%	(61.4)	(36.3)	69.2%
Other	(2.0)	(3.1)	(34.5%)	(1.3)	(1.2)	11.9%
Total	(3,921.3)	(4,432.8)	(11.5%)	(2,045.4)	(2,591.3)	(21.1%)

 Net operating income increased by ARS 1,750.7 million, recording profits for ARS 298.8 million in the second term of 2017, against losses for ARS 1,451.9 million for the same period in 2016. This positive result was mainly a result of the 42% tariff increase granted by the RTI in February 2017, which was partially offset by the increase in the average purchase price and its impact on losses, and a decrease in operating costs resulting from lower penalties following the implementation of the new tariff scheme and the changes in the valuation criteria introduced by the ENRE during this term.

Financial results experienced a 88.1% decrease, with a ARS 427.4 million loss in the second term of 2017, against ARS 227.2 million losses for the same period in 2016, mainly due to a higher negative impact of foreign exchange rate variations, which amounted to ARS 181.2 million, as a result of an acceleration in the domestic currency depreciation rate against the U.S. Dollar, the currency in which the Company’s financial debt is denominated, also resulting into a higher financial interest charge. This loss was partially offset by a ARS 35.1 million increase in the results of financial placements of temporarily available surplus funds.

Net results show an ARS 1,007.8 million increase, reaching an ARS 52.6 million loss in the second term of 2017, against an ARS 1,060.4 million loss for the same period in 2016. This is mainly accounted for by the above-explained improvement in operating results, which was partially offset by higher financial losses.

Adjusted EBITDA

The adjusted EBITDA has increased to ARS 424.4 million profits in the second term of 2017, against losses for ARS 814.6 million for the same period in 2016. In 2T16, the EBITDA includes an adjustment for non-recurring items associated with adjustments by the regulatory agency and a reclassification of financial interest on the balance of sanctioned penalties for a total amount of ARS 505.2 million.

In millon of Pesos	2Q 2017	2Q 2016
Net operating income before resolution 32/15	298.8	(1,448.0)
Depreciation of property, plant and equipment	102.5	85.2
Penalty interests	-	505.2
EBITDA	401.2	(857.6)
Resolution 32/15 recognition and others(1)	-	(3.9)
Commercial Interests	23.1	47.0
Adjusted EBITDA	424.4	(814.6)

(1) Includes additional income under this resolution and PUREE funds.

Capital Expenditures

Edenor’ s capital expenditures during the second quarter of 2017 totaled ARS 962 million, compared to ARS 711.3 million in the second quarter of 2016. Our investments mainly consisted of the following:

         •            ARS 112.0 million in new connections;

         •            ARS 672.0 million in grid enhancements;

         •            ARS 96.4 million in network maintenance and improvements;

         •            ARS 9.4 million in legal requirements;

         •            ARS 22.3 million in communications and telecontrol;

         •            ARS 49.9 million of other investment projects.

For the six-month period ended June 30, 2017, our Capital Expenditures totalized to ARS 1,721.1 million compared to ARS 1,340.0 million in 2016, including capitalized costs in property, plant and equipment.

The increase in investments results from the ambitious plan devised by Edenor for the 2017-2021 period, which was seriously and adversely affected in the first year of its implementation by the partial deferral of revenues increase granted by the RTI in 48 installments as from February 2018. Consequently, the Company has outlined an investment plan in line with this new scenario, which it is currently executing in its entirety.

Energy Losses

In the second term of 2017, energy losses decreased by 17.2%, against 18.2% for the same period in 2016, as a result of the above-mentioned drop in the demand for energy. Furthermore, during this term the Market Discipline Plan for the following five years was launched aiming to detect and normalize irregular connections and electricity theft and frauds, which is expected to be intensified in the following months until reaching the level of actions necessary to meet with the defined loss reduction goals.

Indebtedness

As of June 30, 2017, the outstanding principal amount of our dollar denominated financial debt is USD 176.4 million of Senior Notes due 2022, of which USD 300,000 are held by the Company.

About EDENOR

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 8.0 million people and an area of 4,637 sq. km.  In 2016, Edenor sold 22,253 GWh of energy and purchased 26,838 GWh (including wheeling System demands), with net sales of approximately ARS 13 billion and net loss of ARS 1,188.6 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

6363 Del Libertador Avenue, 4th Floor

(C1428ARG) Buenos Aires, Argentina

Phone: 5411.4346.5510

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on Monday, August 14, 2017, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(844) 854 - 4411 in the United States or, if outside the United States, +1(412) 317-5481 or 0-800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com ; www.cnv.gob.ar

Condensed Interim Statements of Financial Position

 as of June 30, 2017, and December 31, 2016

In million of US Dollars and Argentine Pesos	06.30.2017	06.30.2017	12.31.2016
	US$	AR$	AR$

ASSETS

Non-current assets
Property, plant and equipment	765.4	12,727.9	11,197.0
Interest in joint ventures	0.0	0.4	0.4
Deferred tax asset	69.5	1,155.7	1,019.0
Other receivables	2.9	47.6	50.5
Financial assets at amortized cost	-	-	44.4
Total non-current assets	837.7	13,931.7	12,311.4

Current assets
Inventories	17.0	283.3	287.8
Other receivables	9.3	155.1	179.3
Trade receivables	284.2	4,726.8	3,901.1
Financial assets at fair value through profit or loss	97.5	1,622.2	1,993.9
Financial assets at amortized cost	2.1	34.3	1.5
Cash and cash equivalents	4.4	72.7	258.6
Total current assets	414.6	6,894.5	6,622.2

TOTAL ASSETS	1,252.3	20,826.2	18,933.5

Financial tables have been converted into U.S. dollars at a rate of ARS 16.63 per dollar, the selling rate as of June 30, 2017, solely for the convenience of the reader.

Condensed Interim Statements of Financial Position

as of June 30, 2017, and December 31, 2016

In million of US Dollars and Argentine Pesos	06.30.2017	06.30.2017	12.31.2016
	US$	AR$	AR$
EQUITY

Share capital	54.0	898.7	897.0
Adjustment to share capital	24.0	399.5	397.7
Additional paid-in capital	1.9	31.6	3.5
Treasury stock	0.5	7.8	9.4
Adjustment to treasury stock	0.5	8.6	10.3
Legal reserve	4.4	73.3	73.3
Opcional reserve	10.6	176.1	176.1
Other reserves	-	-	20.3
Other comprehensive loss	(2.2)	(37.2)	(37.2)
Accumulated losses	(49.3)	(819.9)	(1,188.6)
TOTAL EQUITY	44.4	738.4	361.8

LIABILITIES
Non-current liabilities

Trade payables	13.6	226.2	232.9
Other payables	314.5	5,229.6	5,103.3
Borrowings	174.5	2,901.8	2,769.6
Deferred revenue	11.9	198.1	200.0
Salaries and social security payable	6.4	105.8	94.3
Benefit plans	18.4	305.2	266.1
Tax liabilities	0.0	0.1	0.7
Provisions	24.2	402.4	341.4
Total non-current liabilities	563.4	9,369.2	9,008.3

Current liabilities
Trade payables	476.8	7,929.7	6,821.1
Other payables	27.7	461.4	134.8
Borrowings	3.4	56.0	53.7
Deferred revenue	0.1	2.2	0.8
Salaries and social security payable	49.9	829.9	1,032.2
Benefit plans	2.0	33.4	33.4
Tax payable	17.8	296.8	155.2
Tax liabilities	60.4	1,003.8	1,244.5
Provisions	6.3	105.5	87.9
Total current liabilities	644.5	10,718.6	9,563.4
TOTAL LIABILITIES	1,207.9	20,087.8	18,571.7
		-	-
TOTAL LIABILITIES AND EQUITY	1,252.3	20,826.2	18,933.5

Financial tables have been converted into U.S. dollars at a rate of ARS 16.63 per dollar, the selling rate as of June 30, 2017, solely for the convenience of the reader.

Condensed Interim Statements of Comprehensive Income (Loss)

for the six-month periods ended June 30, 2017, and 2016.

In millon of US Dollars and Argentine Pesos	06.30.2017	06.30.2017	06.30.2016
	US$	AR$	AR$

Continuing operations
Revenue from sales	668,567	11,118,263	5,707,145
Electric power purchases	(349,401)	(5,810,539)	(2,769,683)
Subtotal	319,166	5,307,724	2,937,462
Transmission and distribution expenses	(136,217)	(2,265,295)	(3,169,922)
Gross loss	182,948	3,042,429	(232,460)
Selling expenses	(61,273)	(1,018,971)	(761,189)
Administrative expenses	(38,304)	(637,003)	(501,707)
Other operating expense, net	(16,300)	(271,068)	(226,943)
Operating loss before higher costs recognition and SE Resolution 32/15	67,071	1,115,399	(1,722,278)
Higher costs recognition - SE Resolution 32/15	-	-	427,119
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	-	-	81,512
Operating (loss) profit	67,071	1,115,399	(1,213,647)
Financial income	7,121	118,426	87,322
Financial expenses	(43,224)	(718,819)	(688,290)
Other financial expense	774	12,874	(76,944)
Net financial expense (income)	(35,329)	(587,519)	(677,912)
(Loss) Profit before taxes	31,743	527,880	(1,891,559)
		-	-
Income tax	(9,567)	(159,106)	706,094
(Loss) Profit for the period from continuing operations	22,175	368,774	(1,185,465)

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	0.02	0.41	(1.32)

Financial tables have been converted into U.S. dollars at a rate of ARS 16.63 per dollar, the selling rate as of June 30, 2017, solely for the convenience of the reader.

Condensed Interim Statements of Cash Flows

for the six-month periods ended June 30, 2017, and 2016

In millon of US Dollars and Argentine Pesos	06.30.2017	06.30.2017	30.06.2016
	US$	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	22.2	368.8	(1,185.5)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	12.0	199.9	167.1
Loss on disposals of property, plant and equipment	0.3	4.9	30.5
Net accrued interest	36.1	599.5	599.0
Exchange differences	6.9	114.2	333.6
Income tax	9.6	159.1	(706.1)
Allowance for the impairment of trade and other receivables, net of recovery	7.5	124.4	44.6
Adjustment to present value of receivables	0.0	0.1	(3.0)
Provision for contingencies	6.0	99.7	101.2
Other expenses - FOCEDE	-	-	14.7
Changes in fair value of financial assets	(8.3)	(137.4)	(263.9)
Accrual of benefit plans	3.0	50.3	41.3
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	-	-	(81.5)
Income from non-reimbursable customer contributions	(0.0)	(0.5)	(0.4)
Other reserve constitution - Share bases compensation plan	0.5	7.8	-
Changes in operating assets and liabilities:
Increase (Decrease) in trade receivables	(50.7)	(842.4)	(569.2)
Decrease (Increase) in other receivables	0.3	5.6	994.7
Decrease (Increase) in inventories	0.3	4.5	10.0
Decrease (Increase) in deferred revenue	-	-	19.1
Increase (Decrease) in trade payables	37.1	617.3	214.0
Decrease (Increase) in salaries and social security taxes payable	(11.5)	(190.8)	(71.8)
Decrease (Increase) in benefit plans	(0.7)	(11.2)	(4.6)
Decrease (Increase) in tax liabilities	(15.9)	(264.1)	426.3
Decrease (Increase) in other payables	14.5	241.8	1,491.4
Net decrease in provisions	(1.3)	(21.1)	(22.8)
Income Tax Payment	(8.9)	(147.7)	-
Net cash flows provided by operating activities	59.1	982.7	1,578.6

Financial tables have been converted into U.S. dollars at a rate of ARS 16.63 per dollar, the selling rate as of June 30, 2017, solely for the convenience of the reader.

Condensed Interim Statements of Cash Flows

for the six-month periods ended June 30, 2017, and 2016

(Continued)

In million of US Dollars and Argentine Pesos	06.30.2017	06.30.2017	30.06.2016
	US$	AR$	AR$

Cash flows from investing activities
Acquisitions of property, plant and equipment	(97.2)	(1,616.3)	(1,063.5)
Collection of Financial assets	34.8	579.0	194.4
Payments of Financial assets	(45.2)	(751.6)	(185.9)
Redemtion (Subscription) net of money market funds	43.4	722.5	(223.4)
Collection of receivables from sale of subsidiaries - SIESA	2.0	32.9	8.3
Net cash flows used in investing activities	(62.1)	(1,033.5)	(1,270.1)

Cash flows from financing activities
Payment of principal on loans	(8.0)	(132.9)	(136.1)
Repurchase of corporate notes	-	-	(4.9)
Net cash flows used in financing activities	(8.0)	(132.9)	(141.0)

Net (decrease) increase in cash and cash equivalents	(11.1)	(183.8)	167.6

Cash and cash equivalents at the beginning of year	15.5	258.6	129.0
Exchange differences in cash and cash equivalents	(0.1)	(2.1)	15.7
Net (decrease) increase in cash and cash equivalents	(11.1)	(183.8)	167.6
Cash and cash equivalents at the end of period	4.4	72.7	312.2

Financial tables have been converted into U.S. dollars at a rate of ARS 16.63 per dollar, the selling rate as of June 30, 2017, solely for the convenience of the reader.

Condensed Interim Statements of Cash Flows

 for the six-month periods ended June 30, 2017, and 2016

 (Continued)

In millon of US Dollars and Argentine Pesos	06.30.2017	06.30.2017	30.06.2016
	US$	AR$	AR$

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(7.6)	(125.9)	(133.0)
Acquisitions of property, plant and equipment through increased trade payables	(12.0)	(199.3)	(143.6)

Financial tables have been converted into U.S. dollars at a rate of ARS 16.63 per dollar, the selling rate as of June 30, 2017, solely for the convenience of the reader.

'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 11, 2017